UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WERNER ENTERPRISES, INC.

(Name of Issuer)

Common Stock, $0.01 gar value per share

(Title of Class of Securities)

950755108

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

Page 2 of 5 pages

SCHEDULE 13G

CUSIP No. 950755108

1	NAMES OF REPORTING PERSONS GARY L. WERNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,829,650
	6	SHARED VOTING POWER 604,497
	7	SOLE DISPOSITIVE POWER 1,829,650
	8	SHARED DISPOSITIVE POWER 604,497

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,147
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 5 pages

Item l(a).	Name of Issuer:

Werner Enterprises, Inc. (the “Issuer”)

Item l(b).	Address of Issuer’s Principal Executive Offices

14507 Frontier Road, Omaha, NE 68138

Item 2(a).	Name of Person Filing

This Statement on Schedule 13G is filed by Gary L. Werner (“Mr. Werner” or the “Reporting Person”). This Statement relates to Shares (as defined herein) beneficially owned directly by Mr. Werner as well as shares beneficially owned indirectly by Mr. Werner: (1) as President and sole owner of G & GI, Inc. (“G&GI”); (2) through his spouse’s position as the sole beneficiary of the Gary L. Werner Irrevocable Inter Vivos Qtip Trust II (“the Qtip Trust”); (3) through his spouse’s revocable trust, the Becky K. Werner Revocable Trust (the “BKW Trust”); and (4) as co-trustee of the Clarence L. Werner Grandchildren’s Trust for the benefit of the grandchildren of Clarence L. Werner, some of which are children of the Reporting Person (the “Grandchildren’s Trust”). The Reporting Person disclaims beneficial ownership of the Shares held by the Qtip Trust, the BKW Trust and the Grandchildren’s Trust.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the Reporting Person is 17351 Valley Drive Omaha, NE 68130

Item 2(c).	Citizenship:

Mr. Werner is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

950755108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2020, the Reporting Person may be deemed the beneficial owner of 2,434,147 Shares. This amount consists of: (1) 102,650 Shares held directly by the Reporting Person; (2) 1,727,000 Shares held by G&GI; (3) 254,497 Shares held by the Qtip Trust; (4) 100,000 Shares held by the BKW Trust; and (5) 250,000 Shares held by the Grandchildren’s Trust.

Item 4(b)	Percent of Class:

As of December 31, 2020, the Reporting Person may be deemed the beneficial owner of approximately 3.5% of Shares outstanding. (There were 69,097,926 Shares outstanding as of October 30, 2020 according to the Issuer’s Form 10-Q, filed on November 5, 2020.)

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Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	1,829,650
(ii) Shared power to vote or direct the vote:	604,497
(iii) Sole power to dispose or direct the disposition of:	1,829,650
(iv) Shared power to dispose or direct the disposition of	604,497

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosures in Item 2 and Item 4 herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-l l.

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gary L. Werner
Gary L.Werner

Dated: January 29, 2021